[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2010	bazoff@luselaw.com

April 25, 2013

VIA EDGAR

Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlantic Coast Financial Corporation (File No. 001-35072)
Proxy Statement on Schedule 14A

Dear Mr. Webb:

On behalf of Atlantic Coast Financial Corporation (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Amendment No. 1 to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”). Set forth below are the Company’s responses to the Staff’s comment letter dated April 12, 2013. The responses correspond to the numbered comments in the comment letter. The Proxy Statement has been blacklined to reflect changes from the previous filing.

Atlantic Coast Financial’s Reasons for the Merger and Recommendation of the Board of Directors that Atlantic Coast Financial Stockholders Vote “FOR” Approval of the Merger Agreement, page 25

1. Revise to specifically note each line item analysis underlying the financial advisor’s opinion that does not appear to support the recommendation of the board and explain why, in light of that analysis, it is recommending the transaction.

The disclosure has been revised as requested on page 25 of the Proxy Statement.

2. Please expand the first and sixteenth bullets to be more specific.

The disclosures have been expanded as requested on pages 23-24 of the Proxy Statement.

Securities and Exchange Commission

April 25, 2013

Opinion of Atlantic Coast Financial’s Financial Advisor, page 26

3. Please confirm that Atlantic Coast’s financial projections have not been given to Bond Street or disclose them in your next filing.

As discussed with the Staff, the only financial projections shared with Bond Street was a proposed business plan from June 2012 that was filed with Atlantic Coast Bank’s banking regulator, the Office of the Comptroller of the Currency (the “OCC”), and was subsequently not approved by the OCC. As a result, the assumptions on which the proposed business plan was based could not be implemented. Accordingly, the Company believes that disclosure of these financial projections should not be made because they could be misleading as the Company’s stockholders cannot rely on the projections as an indicator of future results. KBW did not use the June 2012 proposed business plan projections in the preparation of their fairness opinion.

4. We note the disclosures of the material relationship between Atlantic Coast Financial Crescent and KBW or Stifel, Nicolaus during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

The aggregate amount paid by the Company for services rendered over the last two years by Stifel, Nicolaus and KBW is disclosed on page 30 of the Proxy Statement.

Ownership of Atlantic Coast Financial Corporation Common Stock By Certain Beneficial Owners And Management, page 50

5. Please identify the natural person who is the beneficial owner for the shares held by Mendon Capital Advisors Corp.

The beneficial ownership table has been revised to identify Anton V. Schutz as the beneficial owner of shares held by Mendon Capital Advisors Corp. on page 47 of the Proxy Statement.

Securities and Exchange Commission

April 25, 2013

We trust the foregoing is responsive to the Staff’s comments. Please advise the undersigned at (202) 274-2010 or Richard Garabedian of this office at (202) 274-2030 as soon as possible if you have any further comments.

Respectfully,

/s/ Benjamin Azoff

Benjamin Azoff

Enclosures
cc:	Jessica Livingston, Esq.
G. Thomas Frankland, President and Chief Executive Officer
Thomas B. Wagers, Sr., Senior Vice President and Chief Financial Officer
Richard Garabedian, Esq.